Exhibit 99.1
YINGLI GREEN ENERGY REPORTS FOURTH QUARTER AND
FULL YEAR 2007 FINANCIAL RESULTS
BAODING, China — February 15, 2008 — Yingli Green Energy Holding Company Limited (NYSE: YGE) (“Yingli Green Energy” or the “Company”), one of the world’s leading vertically integrated photovoltaic (“PV”) product manufacturers, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.
Fourth Quarter 2007 Financial and Operating Highlights
•	Total net revenues were RMB 1,453.2 million (US$199.2 million), an increase of 13.8% from the third quarter of 2007 and an increase of 167.8% from the fourth quarter of 2006.
•	PV module shipments were 50.9 MW, an increase of 10.8% from 45.9 MW in the third quarter of 2007 and an increase of 215.8% from 16.1 MW in the fourth quarter of 2006.
•	Gross profit was RMB 359.6 million (US$49.3 million), an increase of 18.7% from the third quarter of 2007 and an increase of 187.9% from the fourth quarter of 2006.
•	Gross margin was 24.7% in the fourth quarter of 2007, an increase from 23.7% in the third quarter of 2007 and an increase from 23.0% in the fourth quarter of 2006.
•	Net income was RMB 138.4 million (US$19.0 million) and fully diluted earnings per ordinary share and per American depositary share (“ADS”) were RMB 1.07 (US$0.15).
•	On an adjusted non-GAAP[1] basis, net income was RMB 157.3 million (US$21.6 million) and fully diluted earnings per ordinary share and per ADS were RMB 1.21 (US$0.17).
Full Year 2007 Financial and Operating Highlights
•	Total net revenues for the full year 2007 were RMB 4,059.3 million (US$556.5 million), which exceeded the Company’s guidance and represents a 147.7% increase from the combined[2] year of 2006.

[1]	All non-GAAP measures exclude share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Baoding Tianwei Yingli New Energy Resources Co., Ltd. (“Tianwei Yingli”), the Company’s principal operating subsidiary. For further details on non-GAAP measures, please refer to the reconciliation table and a detailed discussion of the Company’s use of non-GAAP information set forth elsewhere in this earnings release.

[2]	See “Note 2” to the unaudited combined year of 2006 financial information below for an explanation of year-over-year financial comparisons.

•	PV module shipments for the full year 2007 were 142.5 MW, which exceeded the Company’s guidance and represents a 177.7% increase from 51.3 MW in the combined year of 2006.
•	Gross profit for the full year 2007 was RMB 956.8 million (US$131.2 million), representing a 111.6% increase from the combined year of 2006.
•	Net income for the full year 2007 was RMB 389.0 million (US$53.3 million) and fully diluted earnings per ordinary share and per ADS were RMB 2.89 (US$0.40) in 2007.
•	On an adjusted non-GAAP basis, net income for the full year 2007 was RMB 450.9 million (US$61.8 million) and fully diluted earnings per ordinary share and per ADS were RMB 3.42 (US$0.47).
“I am very pleased to announce our first full year results as a public company,” commented Mr. Liansheng Miao, Chairman and Chief Executive Officer of Yingli Green Energy. “We had a great year in 2007. Our revenues continued to grow strongly in the fourth quarter and our overall results came in ahead of our expectations. I believe our impressive performance helps demonstrate our ability to successfully execute our strategies and sets a solid foundation for our future business development. Moreover, we successfully increased our total annual production capacity of each of polysilicon ingots and wafers, PV cells and PV modules to 200 MW in July 2007 and expect that we will reach our goal of 600 MW for each in 2009. In the fourth quarter of 2007, we successfully completed a convertible notes offering which we believe will financially support our capabilities to achieve our production expansion goal and to secure additional polysilicon supply. We were also selected by several leading global renewable energy companies to be one of their suppliers of choice. I believe our long-term commitment to superior product quality and our growing brand recognition have not only helped us expand our customer base, but have also been instrumental to our continued fast pace of growth.”
Fourth Quarter 2007 Business Highlights
•	Entered into three polysilicon supply contracts with a leading polysilicon manufacturer in November 2007 that should allow the Company to produce over 40 MW of PV modules over the life of the contracts. The Company expects that the delivery of the polysilicon under the contracts will be completed by the end of the first quarter of 2008.
•	Incorporated Yingli Energy (China) Company Ltd. (“Yingli China”) in October 2007 to strengthen the Company’s ability to effectively execute its strategies. Also incorporated Yingli Energy (Beijing) Co., Ltd. in November 2007 to advance the Company’s strategic execution and development by taking advantage of Beijing’s location and diversified professional talent and Yingli Green Energy Europe GmbH in Munich, Germany to further expand into the European PV market.

•	Issued US$172.5 million zero coupon convertible senior notes due on December 15, 2012, in part to make an equity contribution of approximately US$100 million to Yingli China to fund part of its planned construction of 200 MW of production capacity for each of polysilicon ingots and wafers, PV cells and PV modules by the end of 2009.
•	Ranked No. 9 in the “Deloitte Technology Fast 50 China 2007” published in October 2007.
•	Recognized in the “Deloitte Technology Fast 500 Asia Pacific” published in December 2007, which names technology companies that have achieved the fastest rates of annual revenue growth in the Asia Pacific region during the past three years.
Fourth Quarter 2007 Financial Results
Net Revenues
Net revenues were RMB 1,453.2 million (US$199.2 million) in the fourth quarter of 2007, which increased by 13.8% from RMB 1,276.5 million in the third quarter of 2007 and by 167.8% from RMB 542.6 million in the fourth quarter of 2006. The increase was principally due to continued strong growth in market demand for PV modules and a higher average selling price. Total PV module shipments increased to 50.9 MW in the fourth quarter of 2007 from 45.9 MW in the third quarter of 2007, which was primarily attributable to improved operational efficiency in the Company’s existing manufacturing facilities. The average selling price for PV modules increased to US$3.86 per watt in the fourth quarter of 2007 from US$3.70 per watt in the third quarter of 2007. Spain and Germany continued to be the Company’s most important markets. The Spanish market, where the average selling price has been generally higher than other regions, continued to be the Company’s largest market in the fourth quarter of 2007 and contributed a significant portion to total net revenues.
Gross Profit and Gross Margin
Gross profit in the fourth quarter of 2007 was RMB 359.6 million (US$49.3 million), which increased by 18.7% from RMB 302.9 million in the third quarter of 2007 and by 187.9% from RMB 124.9 million in the fourth quarter of 2006. Gross margin was 24.7% in the fourth quarter of 2007, which increased from 23.7% in the third quarter of 2007 and increased from 23.0% in the fourth quarter of 2006. As a result of the higher average selling price compared to the third quarter of 2007, the lower manufacturing cost per watt as a result of reduced polysilicon usage due to successful research and development initiatives and a steady improvement in operational efficiency of the Company’s vertically integrated business model, the Company was able to improve its gross margin sequentially despite an increase in the average cost of polysilicon in the fourth quarter of 2007.

Operating Expenses
Operating expenses in the fourth quarter of 2007 were RMB 92.6 million (US$12.7 million), compared to RMB 78.8 million in the third quarter of 2007 and RMB 43.9 million in the fourth quarter of 2006. The increase in operating expenses was primarily attributable to marketing and promotional expenses recognized in the fourth quarter and expenses relating to the offering of ADSs by the selling shareholders completed in December 2007. Operating expenses as a percentage of revenue increased slightly to 6.4% in the fourth quarter of 2007 from 6.2% in the third quarter of 2007.
Operating Income and Margin
Operating income in the fourth quarter of 2007 was RMB 267.0 million (US$36.6 million), which increased by 19.1% from RMB 224.0 million in the third quarter of 2007 and by 229.7% from RMB 81.0 million in the fourth quarter of 2006. The operating margin increased to 18.4% in the fourth quarter of 2007 from 17.6% in the third quarter of 2007 and from 14.9% in the fourth quarter of 2006. The increase in the fourth quarter of 2007 was primarily due to the improvement in gross margin.
Interest Expense
Interest expense was RMB 19.6 million (US$2.7 million) in the fourth quarter of 2007, which increased from RMB 5.8 million in the third quarter of 2007 and decreased from RMB 20.8 million in the fourth quarter of 2006. The increase from the third quarter of 2007 was due to a decrease in the capitalized interest expense as a result of the completion of the 100MW production capacity in each of polysilicon ingots and wafers, PV cells and PV modules in July 2007 and an increase in accrued yield on the convertible notes upon maturity and amortization of issuance cost in connection with the convertible notes offering that was completed in December 2007. Short-term borrowings were RMB 1,261.3 million (US$172.9 million) at the end of the fourth quarter of 2007, which increased from RMB 1,152.0 million at the end of the third quarter of 2007.
Foreign Currency Exchange Gain (Loss)
Foreign currency exchange loss was RMB 29.2 million (US$4.0 million) in the fourth quarter of 2007, compared to a foreign currency exchange gain of RMB 14.0 million in the third quarter of 2007 and a foreign currency exchange loss of RMB 3.5 million in the fourth quarter of 2006. The foreign currency exchange loss in the fourth quarter of 2007 was primarily due to the depreciation of the U.S. dollar against the RMB which resulted in a loss upon the revaluation of accounts receivables and raw material prepayments denominated in U.S. dollars at the end of the quarter.

Net Income Before Minority Interest
Net income before minority interest was RMB 205.2 million (US$28.1 million) in the fourth quarter of 2007, which decreased by 15.8% from RMB 243.8 million in the third quarter of 2007 and increased by 453.1% from RMB 37.1 million in the fourth quarter of 2006. The minority interest in Tianwei Yingli held by Baoding Tianwei Baobian Electric Co., Ltd. was 29.89% in the third and the fourth quarters of 2007 and 37.87% in the fourth quarter of 2006.
Income Tax Benefit (Expense)
Income tax expense was RMB 15.3 million (US$2.1 million) in the fourth quarter of 2007, compared to an income tax benefit of RMB 1.6 million in the third quarter of 2007 and income tax expense of RMB 16.0 million in the fourth quarter of 2006. The increase in income tax expense in the fourth quarter of 2007 was primarily due to an increase in enterprise income tax expense of RMB 17.6 million (US$2.4 million), which resulted from a change in the estimated future income tax rates following the release of implementation guidance issued in December 2007 pertaining to the adoption of the new Enterprise Income Tax Law in China that went into effect on January 1, 2008.
Net Income
As a result of the foregoing factors, net income was RMB 138.4 million (US$19.0 million) in the fourth quarter of 2007, which decreased by 22.7% from RMB 179.0 million in the third quarter of 2007 and increased by 1,166.8% from RMB10.9 million in the fourth quarter of 2006. Fully diluted earnings per ordinary share and per ADS were RMB 1.07 (US$0.15) in the fourth quarter of 2007, compared to RMB 1.38 in the third quarter of 2007.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary, net income was RMB 157.3 million (US$21.6 million) in the fourth quarter of 2007, which decreased by 20.0% from RMB 196.5 million in the third quarter of 2007. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 1.21 (US$0.17) in the fourth quarter of 2007, compared to RMB 1.52 in the third quarter of 2007.
Balance Sheet Analysis
As of December 31, 2007, Yingli Green Energy had RMB 961.1 million (US$131.8 million) in cash and RMB 3,513.2 million (US$481.6 million) in working capital, compared to RMB 263.0 million in cash and RMB 2,379.0 million in working capital as of September 30, 2007. The increase in cash from the third quarter of 2007 was primarily attributable to the unused portion of the net proceeds the Company received from the US$172.5 million convertible notes offering completed in December 2007.

Accounts receivable were RMB 1,240.8 million (US$170.1 million), a slight decrease from RMB 1,307.9 million at the end of the third quarter of 2007. Days sales outstanding has been significantly reduced to 77 days in the fourth quarter of 2007 from 93 days in the third quarter of 2007.
Full Year 2007 Results
Net Revenues
Net revenues for the full year 2007 were RMB 4,059.3 million (US$556.5 million), which increased by 147.7% from RMB 1,638.8 million in the combined year of 2006. The increase was principally due to a significant rise in total shipments of PV modules, which increased to 142.5 MW in 2007 from 51.3 MW in the combined year of 2006. The increase in total shipments was primarily due to strong market demand and the Company’s expanded sales and marketing efforts in Europe, which was supported by the launch of an additional 100 MW of total production capacity of polysilicon ingots and wafers, PV cells and PV modules in July 2007. The average selling price for PV modules in 2007 was US$3.86 per watt.
Gross Profit and Margin
Gross profit for the full year 2007 was RMB 956.8 million (US$131.2 million), which increased by 111.6% from RMB 452.3 million in the combined year of 2006. Gross margin was 23.6% in the full year 2007. Comparing to 27.6% in the combined year of 2006, the year-over-year decrease in gross margin was primarily due to the higher cost of polysilicon in 2007.
Operating Expenses
Operating expenses for the full year 2007 were RMB 277.3 million (US$38.0 million), which increased by 224.8% from RMB 85.4 million in the combined year of 2006. The increase in operating expenses was primarily attributable to the larger scale of business, increased marketing and promotional efforts and higher employment compensation and share-based compensation charges related to the share-based awards granted to senior executives and employees. Operating expenses as a percentage of revenue increased to 6.8% in the full year 2007 from 5.2% in the combined year of 2006.
Net Income
Net income was RMB 389.0 million (US$53.3 million) and fully diluted earnings per ordinary share and per ADS were RMB 2.89 (US$0.40) in the full year 2007.
On an adjusted non-GAAP basis, which excludes share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary, net income was RMB 450.9 million (US$61.8 million) in the full year 2007. Adjusted non-GAAP fully diluted earnings per ordinary share and per ADS were RMB 3.42 (US$0.47) in the full year of 2007.

Recent Business Highlights
•	Reduced wafer thickness from 200 microns in 2007 to 180 microns at the beginning of February 2008, which the Company expects will benefit Yingli Green Energy by reducing its polysilicon usage per watt, increasing wafer output per ingot and contributing to a reduction in cost of goods sold.
•	Won a sales contract from Iberdrola Ingeniería y Construcción S.A.U., under which Yingli Green Energy will supply 11.56 MW of PV modules that are expected to be delivered in the first quarter of 2008.
•	Announced a new sales contract with EDF Energies Nouvelles (“EDF”), under which Yingli Green Energy will supply 7 MW of PV modules that are expected to be delivered in 2008. Under the sales contract, EDF has an option to purchase another 6 MW of PV modules in 2008.
•	Announced a new sales contract with Recurrent Energy, Inc., a solar services provider based in San Francisco, U.S.A., for PV modules expected to be delivered in 2008.
•	Obtained approval from the relevant PRC governmental authorities at the beginning of February 2008 allowing the Company to complete its planned additional capital contribution of RMB 1,750.8 million (equivalent to US$236.6 million at the agreed exchange rate of RMB 7.40 to US$1.00) in Tianwei Yingli, its principal operating subsidiary in China, to increase the Company’s equity interest in Tianwei Yingli from 70.11% to 74.01%.
Business Outlook for Full Year 2008
Based on the current market and operating conditions, estimated production capacity expansion and forecasted customer demand, the Company’s PV module shipment and net revenue targets for the full year 2008 are as follows:
•	PV module shipments in the estimated range of approximately 255 MW and 265 MW, which represents a 78.9% to 86.0% increase compared to 2007.
•	Net revenues in the estimated range of approximately US$969 million and US$1,020 million, which represents a 74.1% to 83.3% increase compared to 2007.
Non-GAAP Financial Measures
To supplement the financial measures presented in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes certain non-GAAP financial measures of adjusted net income and adjusted earnings per ordinary share and per ADS, each of which is adjusted to exclude items related to share-based compensation and amortization of intangible assets arising from purchase price allocation in connection with a series of acquisitions of equity interest in Tianwei Yingli, the Company’s principal operating subsidiary. The Company believes excluding these items from its non-GAAP financial measures is useful for its management and investors to assess and analyze the Company’s core operating results as such items are not directly attributable to the underlying performance of the Company’s business operations and do not impact its cash earnings. The Company also believes these non-GAAP financial measures are important to help investors understand the Company’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered as a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial information included with this press release.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars for the fourth quarter and full year 2007 in this earnings release, made solely for the purpose of reader’s convenience, is based on noon buying rate in the New York City for cable transfers of Renminbi as certified for customs purpose by the Federal Reserve Bank of New York as of December 31, 2007, which was RMB 7.2946 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized or settled into U.S. dollars at such rate, or at any other rate. The percentages stated in this earnings release are calculated based on Renminbi.
Conference Call
Yingli Green Energy will host a conference call and live webcast to discuss the results on Friday, February 15, 2008 at 8:00 AM Eastern Standard Time (EST), which corresponds to the same day at 9:00 PM Beijing/Hong Kong time.
The dial-in details for the live conference call are as follows:
- U.S. Toll Free Number +1-866-578-5788
- International dial-in number +1-617-213-8057
- Passcode: 12230253#
A live and archived webcast of the conference call will be available on the Investors section of Yingli Green Energy’s website at http://www.yinglisolar.com. A replay will be available shortly after the call on Yingli Green Energy’s website for 90 days.
A replay of the conference call will be available until February 29, 2008 by dialing:

- U.S. Toll Free Number +1-888-286-8010
- International dial-in number +1-617-801-6888
- Passcode: 94159948#
About Yingli Green Energy
Yingli Green Energy Holding Company Limited is one of the world’s leading vertically integrated PV product manufacturers. Through the Company’s principal operating subsidiary in China, Baoding Tianwei Yingli New Energy Resources Co., Ltd., Yingli Green Energy designs, manufactures and sells PV modules and designs, assembles, sells and installs PV systems that are connected to an electricity transmission grid or those that operate on a stand-alone basis. With 200 MW of total annual production capacity in each of polysilicon ingots and wafers, PV cells and PV modules, Yingli Green Energy is currently one of the largest manufacturers of PV products in the world. Additionally, Yingli Green Energy is one of the limited number of large-scale PV companies in the world to have adopted vertical integration as its business model. Yingli Green Energy currently plans to gradually expand annual production capacity of polysilicon ingots and wafers, PV cells and PV modules to 400 MW by the end of 2008 and to 600 MW by the end of 2009. Yingli Green Energy sells PV modules under its own brand name, Yingli Solar, to PV system integrators and distributors located in various markets around the world, including Germany, Spain, Italy, China and the United States.
Safe Harbor Statement
This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, Yingli Green Energy’s business outlook for the full year 2008, including its targets for its estimated net revenues and PV module shipments in 2008, Yingli Green Energy’s expectation of the contribution of the convertible notes offering to its capacity expansion and polysilicon supply, and Yingli Green Energy’s expectations with respect to its expansion plans and its business development in the PV markets mentioned above contain forward-looking statements. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Yingli Green Energy’s control, which may cause Yingli Green Energy’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in Yingli Green Energy’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. Yingli Green Energy does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.
For further information, contact
Yingli Green Energy Holding Company Limited
Director, Investor Relations
Qing Miao,          +86-312-3100-502
ir@yinglisolar.com
or
Christensen
Christopher Gustafson,          +1-480-614-3021
cgus@ChristensenIR.com
Christensen
Jung Chang,          +852-2232-3973
jchang@ChristensenIR.com

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Balance Sheets
(In thousands)

	As of December 31, 2006	As of December 31, 2007
	RMB	RMB	US$

ASSETS
Current assets:
Cash and restricted cash	400,235	968,241	132,734
Accounts receivable, net	281,921	1,240,844	170,104
Accounts receivable from related party	—	4,024	552
Inventories	811,746	1,261,207	172,896
Prepayments to suppliers	134,823	1,056,776	144,871
Prepaid expenses and other current assets	80,412	165,008	22,621
Deferred income taxes	3,590	15,101	2,070
Due from related parties	13,158	378,125	51,836

Total current assets	1,725,885	5,089,326	697,684

Prepayments to supplier	226,274	637,270	87,362
Property, plant and equipment, net	583,498	1,479,829	202,866
Land use rights	53,862	54,972	7,536
Goodwill and intangible assets, net	210,923	359,184	49,240
Investment in and advances to an affiliate	13,019	20,731	2,842
Long-term other assets	—	32,685	4,481

Total assets	2,813,461	7,673,997	1,052,011

LIABILITIES, MINORITY INTEREST, REDEEMABLE CONVERTIBLE PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings	267,286	1,261,275	172,905
Borrowings from related parties	31,849	—	—
Accounts payable	123,225	158,077	21,670
Other current liabilities and accrued expenses	85,777	117,557	16,116
Advances from customers	113,638	22,147	3,036
Dividend payable	10,956	10,956	1,502
Income taxes payable	33,518	—	—
Other amounts due to related parties	1,992	6,097	836

Total current liabilities	668,241	1,576,109	216,065

Deferred income taxes	15,997	56,520	7,748
Deferred income	—	22,010	3,017
Mandatory convertible and redeemable bonds payable to Yingli Power	655,640	—	—
Convertible debt	—	1,262,734	173,105

Total liabilities	1,339,878	2,917,373	399,935

Minority interest	387,716	754,799	103,474
Series A and B redeemable convertible preferred shares	1,017,337	—	—

Shareholders’ equity:
Ordinary shares	4,745	9,884	1,355
Additional paid-in capital	35,342	3,620,827	496,371
Accumulated other comprehensive income	5,395	12,197	1,672
Retained earnings	23,048	358,917	49,204

Total shareholders’ equity	68,530	4,001,825	548,602

Total liabilities, minority interest, redeemable convertible preferred shares and shareholders’ equity	2,813,461	7,673,997	1,052,011

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Three months ended	Three months ended	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$

Net revenues:
Sales of PV modules	477,661	1,270,851	1,430,398	196,090
Sales of PV systems	13,999	228	1,386	190
Other revenues	50,966	5,425	21,372	2,930

Total net revenues	542,626	1,276,504	1,453,156	199,210
Cost of revenues:
Cost of PV modules sales	(366,685)	(968,271)	(1,068,979)	(146,544)
Cost of PV systems sales	(9,824)	(194)	(1,009)	(138)
Cost of other revenues	(41,215)	(5,160)	(23,581)	(3,233)

Total cost of revenues	(417,724)	(973,625)	(1,093,569)	(149,915)

Gross profit	124,902	302,879	359,587	49,295
Selling expenses	(5,674)	(33,098)	(34,721)	(4,760)
General and administrative expenses	(19,290)	(40,411)	(56,447)	(7,738)
Research and development expenses	(18,960)	(5,322)	(1,468)	(202)

Total operating expenses	(43,924)	(78,831)	(92,636)	(12,700)

Income from operations	80,978	224,048	266,951	36,595
Other income (expense):
Equity in loss of an affiliate	(213)	(304)	(455)	(62)
Interest expense	(20,782)	(5,769)	(19,646)	(2,693)
Interest income	523	10,283	2,821	387
Foreign currency exchange gain (loss)	(3,521)	14,014	(29,152)	(3,997)
Gain (loss) on debt extinguishment	(3,908)	—	—	—

Income before income taxes and minority interest	53,077	242,272	220,519	30,230
Income tax benefit (expense)	(15,967)	1,566	(15,271)	(2,093)

Income before minority interest	37,110	243,838	205,248	28,137
Minority interest	(26,185)	(64,791)	(66,860)	(9,166)

Net income	10,925	179,047	138,388	18,971

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value	(6,969)	—	—	—
Earnings allocated to participating preferred shareholders	(597)	—	—	—

Net income applicable to ordinary shareholders	3,359	179,047	138,388	18,971

Weighted average shares and ADSs outstanding
Basic	59,800,000	126,923,609	126,923,609	126,923,609
Diluted	60,418,501	129,317,713	129,801,733	129,801,733

Earnings per share and per ADS
Basic	0.06	1.41	1.09	0.15
Diluted	0.06	1.38	1.07	0.15

Reconciliation of Non-GAAP measures to GAAP measures

	Three months ended	Three months ended	Three months ended
	December 31, 2006	September 30, 2007	December 31, 2007
	RMB	RMB	RMB	US$
Non-GAAP income	13,232	196,516	157,288	21,562
Share-based compensation	(62)	(4,999)	(6,430)	(882)
Amortization of intangible assets	(2,245)	(12,470)	(12,470)	(1,709)

Net income	10,925	179,047	138,388	18,971

Non-GAAP diluted earnings per share and per ADS	0.09	1.52	1.21	0.17
Share-based compensation per share and per ADS	—	(0.04)	(0.05)	(0.01)
Amortization of intangible assets per share and per ADS	(0.03)	(0.10)	(0.09)	(0.01)

Diluted earnings per share and per ADS	0.06	1.38	1.07	0.15

YINGLI GREEN ENERGY HOLDING COMPANY LIMITED AND SUBSIDIARIES
AND
BAODING TIANWEI YINGLI NEW ENERGY RESOURCES CO., LTD. AND SUBSIDIARY (“Predecessor”)
Unaudited Condensed Consolidated Income Statements
(In thousands, except for share, ADS, per share and per ADS data)

	Predecessor		Combined
	From January 1,	August 7, 2006	From January 1,	Year ended December 31, 2007
	2006 to September	(date of inception) to	2006 to December
	4, 2006	December 31, 2006	31, 2006
	(Note 1)		(Note 2)
	RMB	RMB	RMB	RMB	US$
Net revenues:
Sales of PV modules	856,499	674,086	1,530,585	4,015,788	550,515
Sales of PV systems	905	14,322	15,227	1,952	268
Other revenues	26,584	66,385	92,969	41,583	5,700

Total net revenues	883,988	754,793	1,638,781	4,059,323	556,483
Cost of revenues:
Cost of PV modules sales	(586,196)	(514,176)	(1,100,372)	(3,055,474)	(418,868)
Cost of PV systems sales	(1,012)	(9,927)	(10,939)	(1,493)	(204)
Cost of other revenues	(24,428)	(50,744)	(75,172)	(45,516)	(6,240)

Total cost of revenues	(611,636)	(574,847)	(1,186,483)	(3,102,483)	(425,312)

Gross profit	272,352	179,946	452,298	956,840	131,171
Selling expenses	(9,590)	(5,869)	(15,459)	(109,939)	(15,071)
General and administrative expenses	(24,466)	(22,318)	(46,784)	(149,813)	(20,538)
Research and development expenses	(3,665)	(19,471)	(23,136)	(17,545)	(2,405)

Total operating expenses	(37,721)	(47,658)	(85,379)	(277,297)	(38,014)

Income from operations	234,631	132,288	366,919	679,543	93,157
Other income (expense):
Equity in loss of an affiliate	(609)	(216)	(825)	(1,109)	(152)
Interest expense	(22,441)	(25,789)	(48,230)	(64,834)	(8,888)
Interest income	518	588	1,106	13,622	1,868
Foreign currency exchange gain (loss)	(3,406)	(4,693)	(8,099)	(32,662)	(4,478)
Gain (loss) on debt extinguishment		(3,908)	(3,908)	—	—

Income before income taxes and minority interest	208,693	98,270	306,963	594,560	81,507
Income tax benefit (expense)	(22,546)	(22,968)	(45,514)	(12,928)	(1,772)

Income before minority interest	186,147	75,302	261,449	581,632	79,935
Minority interest	76	(45,285)		(192,612)	(26,405)

Net income	186,223	30,017		389,020	53,330

Accretion of Series A and Series B redeemable and convertible preferred shares to redemption value		(6,969)		(53,151)	(7,286)
Earnings allocated to participating preferred shareholders		(2,479)		(43,722)	(5,994)

Net income applicable to ordinary shareholders		20,569		292,147	40,050

Weighted average shares and ADSs outstanding
Basic		56,510,959		97,444,766	97,444,766
Diluted		56,905,878		101,023,067	101,023,067

Earnings per share and per ADS
Basic		0.36		3.00	0.41
Diluted		0.36		2.89	0.40

Reconciliation of Non-GAAP measures to GAAP measures

	Year ended December 31, 2007
	RMB	US$
Non-GAAP income	450,890	61,811
Share-based compensation	(18,508)	(2,537)
Amortization of intangible assets	(43,362)	(5,944)

Net income	389,020	53,330

Non-GAAP diluted earnings per share and per ADS	3.42	0.47
Share-based compensation per share and per ADS	(0.16)	(0.02)
Amortization of intangible assets per share and per ADS	(0.37)	(0.05)

Diluted earnings per share and per ADS	2.89	0.40

Note 1
For financial reporting purposes, Tianwei Yingli is considered to be the predecessor (the “Predecessor”) of Yingli Green Energy, prior to September 4, 2006, which is the date immediately proceeding the transfer of the controlling equity interest in Tianwei Yingli from Yingli Group to Yingli Green Energy.
Note 2
Represents the addition of the amounts for the specified financial information line items of Tianwei Yingli, Yingli Green Energy’s predecessor, for the period from January 1, 2006 through September 4, 2006 and the amounts for the corresponding line items of Yingli Green Energy, for the period from August 7, 2006 (date of inception) through December 31, 2006. The presentation of such combined financial data for the year ended December 31, 2006 is not in accordance with U.S. GAAP. For the period from August 7, 2006 (date of inception) through September 4, 2006, during which the financial information of the predecessor and those of Yingli Green Energy overlap, Yingli Green Energy did not engage in any business or operations.